                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ____________


                                  SCHEDULE 13D
          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 5)*



                          PLAYERS INTERNATIONAL, INC.
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                                (Name of Issuer)

                    Common Stock $.005 par value per share
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                         (Title of Class of Securities)

                                   727903106
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                                 (CUSIP Number)

                   Merv Griffin, c/o The Griffin Group, Inc.
             780 Third Avenue, Suite 1801 New York, New York 10017
                                 (212) 753-1503

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                               February 6, 1999

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                         (Date of Event which Requires
                           Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box / /.
Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes)

                       (Continued on the following pages)


                              (Page 1 of 9 Pages)
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
-------------------------                                   --------------------------------------------
  CUSIP NO. 727903 10 6                    13D                 PAGE  2  OF  9  PAGES
                                                                    ---    ---
-------------------------                                   --------------------------------------------
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
 1       NAME OF REPORTING  PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         THE GRIFFIN GROUP, INC.                                                NO. 13-3488434
--------------------------------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a) [ ]
                                                                                               (b) [ ]


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 3       SEC USE ONLY


--------------------------------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         WC

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 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)    [ ]


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 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED  STATES
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   NUMBER OF      7       SOLE VOTING POWER
     SHARES
                          4,367,350
                ----------------------------------------------------------------------------------------
  BENEFICIALLY    8       SHARED VOTING POWER
    OWNED BY
                          -0-
                ----------------------------------------------------------------------------------------
      EACH        9       SOLE DISPOSITIVE POWER
   REPORTING
                          4,367,350
                ----------------------------------------------------------------------------------------
  PERSON WITH     10      SHARED DISPOSITIVE POWER

                          -0-
--------------------------------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,367,350
--------------------------------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [ ]


--------------------------------------------------------------------------------------------------------
 13      PERCENT OF SERIES REPRESENTED BY AMOUNT IN ROW (11)

         13.64

         %
--------------------------------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         CO
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

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 2 of 9 Pages)

                 This Amendment No. 5 is filed by The Griffin Group, Inc. ("TGG") to further amend the Schedule 13D filed on November 25, 1992 by TGG, as last amended and restated by Amendment No. 4 thereto filed on September 8, 1998, relating to the common stock, par value $.005 per share ("Common Stock"), of Players International, Inc. ("Players"). This Amendment is filed to report that TGG and Lawrence Cohen each have entered into Stockholder Support Agreements with and for the benefit of Jackpot Enterprises, Inc. ("Jackpot"), dated as of February 6, 1999.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                 RESPECT TO SECURITIES OF THE ISSUER

         Except as described below, and other than standard default and similar provisions contained in loan agreements, there are no other contracts, arrangements, understandings or relationships between TGG, Mervyn E. Griffin or Lawrence Cohen, on one hand, and anyone else, on the other hand, with respect to any securities of Players.

I.       TGG

                 Under the terms of a Stockholder Support Agreement (the "Agreement") entered into by TGG and Jackpot, dated as of February 6, 1999, TGG has agreed, among other things, (1) to vote the 4,367,350 shares of Common Stock beneficially owned by TGG in favor of a proposed merger (the "Merger") between Players and JEI Merger Corp., an indirect wholly-owned subsidiary of Jackpot, and not to vote in favor of any proposal not in furtherance of the Merger, (2) in the event that TGG violates the contractual obligation to vote in favor of the Merger, to grant an irrevocable proxy to Jackpot with respect to the Common Stock owned by TGG, and (3) not to solicit or facilitate any rival inquiry or proposal. A form of the Stockholder Support Agreement is attached as an exhibit hereto.

II.      SOLE DIRECTOR AND BENEFICIAL OWNER OF TGG

                 Mervyn E. Griffin is the sole director and Chairman of TGG. The outstanding shares of TGG are owned by The Merv Griffin Living Trust (the "Trust"), for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. As described above, TGG has entered into the Agreement.

III.     OFFICERS OF TGG

         A.  Lawrence Cohen

                 Mr. Cohen, President and Chief Executive Officer of TGG, and Jackpot have entered into a Stockholder Support Agreement (the "Cohen Agreement") to and for the benefit of Jackpot, dated as of February 6, 1999, with respect to 253,600 shares of Common Stock beneficially owned by Mr. Cohen. The Cohen Agreement is substantially similar to the Agreement except with respect to Mr. Cohen's name, the number of shares of Common Stock to which it relates, and certain standard investor representations and warranties, relating to Mr. Cohen's status as an individual rather than a corporate stockholder of Players.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A        Form of Stockholder Support Agreement dated as of
                          February 6, 1999.



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 17, 1999                          THE GRIFFIN GROUP, INC.
                                                 By:  /s/ Lawrence Cohen
                                                      -------------------
                                                 Name:  Lawrence Cohen
                                                 Title: President
                                                        Chief Executive Officer

                              (Page 3 of 9 Pages)

                                 EXHIBIT INDEX

         Exhibit A               Form of Stockholder Support Agreement dated as
                                 of February 6, 1999.


                              (Page 4 of 9 Pages)

                                                                       EXHIBIT A
                         STOCKHOLDER SUPPORT AGREEMENT


                 STOCKHOLDER SUPPORT AGREEMENT, dated as of February 6, 1999 (this "Agreement"), by ______________________ ("Stockholder"), to and for the benefit of Jackpot Enterprises, Inc., a Nevada Corporation ("Buyer").

                 WHEREAS, as of the date hereof, Stockholder owns of record and beneficially _________ shares (such shares, together with any other voting or equity securities of Players International, Inc., a Nevada corporation ("Pelican"), hereafter acquired by Stockholder prior to the termination of this Agreement, being referred to herein collectively as the "Shares") of common stock, par value $0.005 per share ("Pelican Common Stock");

                 WHEREAS, concurrently with the execution of this Agreement, Buyer, JEI Merger Corp., a Nevada corporation and an indirect wholly-owned subsidiary of Buyer ("Merger Sub"), and Pelican are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"; capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Merger Agreement), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Pelican such that Pelican will become an indirect wholly-owned subsidiary of Buyer (the "Merger"); and

                 WHEREAS, as a condition to the willingness of Pelican, Buyer and Merger Sub to enter into the Merger Agreement, Buyer has requested the Stockholder agree, and in order to induce Buyer and Merger Sub to enter into the Merger Agreement the Stockholder is willing to agree, to vote in favor of adopting the Merger Agreement and approving the Merger, upon the terms and subject to the conditions set forth herein.

                 NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree, severally and not jointly, as follows:

                 Section 1. Voting of Shares. Until the termination of this Agreement in accordance with the terms hereof, Stockholder hereby agrees that, at the Pelican Stockholders' Meeting or any other meeting of the stockholders of Pelican, however called, and in any action by written consent of the stockholders of Pelican, Stockholder will vote all of its respective Shares (a) in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (b) against any proposal for any recapitalization, merger (other than the Merger), sale of assets or other business combination between Pelican and any person or entity (other than Buyer or any subsidiary of Buyer) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Pelican under the Merger Agreement or which could result in


                              (Page 5 of 9 Pages)
any of the conditions to the Merger Agreement not being fulfilled and (c) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of Pelican (or any class thereof). In addition, Stockholder agrees that it will, upon request by Buyer, furnish written confirmation, in form and substance reasonably acceptable to Buyer, of such Stockholder's vote in favor of the Merger Agreement and the Merger. Stockholder acknowledges receipt and review of a copy of the Merger Agreement. Notwithstanding the foregoing, this Agreement shall not limit or affect in any way Stockholder's rights with respect to the election of directors of Pelican.

                 Section 2.  Proxy.   Subject to any required approval under
Pelican Gaming Laws, the Stockholder, by this Agreement, does hereby constitute and appoint Buyer, or any nominee of Buyer, with full power of substitution, as such Stockholder's irrevocable proxy and attorney-in-fact to vote the Shares as indicated in Section 1 in the event such Stockholder fails to comply with its obligations under such section. Stockholder intends this proxy to be irrevocable and coupled with an interest and will take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by it with respect to its Shares.

                 Section 3. Transfer of Shares. Stockholder represents and warrants that it has no present intention of taking action, prior to the termination of this Agreement in accordance with the terms hereof, to, directly or indirectly, (a) sell, assign, transfer (including by merger or otherwise by operation of law), pledge, encumber or otherwise dispose of any of the Shares,
(b) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect thereto which is inconsistent with this Agreement or
(c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by merger or otherwise by operation of law) or other disposition of any Shares.

                 Section 4. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Buyer with respect to itself and its ownership of the Shares as follows:

                 (a) The Stockholder is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

                 (b) The Stockholder is the record or beneficial owner of _________ Shares. Such Stockholder is the lawful owner of such Shares, free and clear of all voting agreements and commitments of every kind, other than this Agreement.


                              (Page 6 of 9 Pages)

         Neither such Stockholder nor any of its Affiliates owns or holds any rights to acquire any additional Shares or other securities of Pelican or any interest therein or any voting rights with respect to any additional Shares or any other securities of Pelican.

                 (c) This Agreement has been approved by all necessary corporate or partnership action on the part of such Stockholder for the execution and performance hereof by such Stockholder.

                 (d) This Agreement has been duly executed and delivered by a duly authorized officer of such Stockholder.

                 (e) This Agreement constitutes the valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms.

                 (f) The execution and delivery of this Agreement by such Stockholder does not violate or breach, and will not give rise to any violation or breach, of such Stockholder's charter or bylaws, or, except as will not materially impair the ability of such Stockholder to effectuate, carry out or comply with all of the terms of this Agreement, any law, contract, instrument, arrangement or agreement by which such Stockholder is bound.

                 Section 5. No Solicitation. Stockholder agrees that in its corporate capacity it will not, nor will it authorize or permit any of its officers, directors, financial advisors, employees, agents and representatives, other than in accordance with the Merger Agreement, to, directly or indirectly,
(a) initiate, solicit or encourage (including by way of furnishing information) or take any other action to facilitate knowingly any inquiries or proposals that constitute, or could reasonably be expected to lead to an Acquisition Proposal, (b) agree to or recommend any Acquisition Proposal, or (c) engage in negotiations or discussions with a Third Party concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal.

                 Section 6. Termination. This Agreement shall terminate upon the earliest to occur of (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with the terms thereof; PROVIDED that the provisions of Sections 7 and 8 of this Agreement shall survive any termination of this Agreement; and PROVIDED FURTHER that no such termination shall relieve any party of liability for a breach hereof prior to termination.

                 Section 7. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.


                              (Page 7 of 9 Pages)

                 Section 8.  Miscellaneous.

                 (a) This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect thereto. This Agreement may not be amended, modified or rescinded except by an instrument in writing signed by each of the parties hereto.

                 (b) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

                 (c) This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the principles of conflicts of law thereof.

                 (d) This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.


                              (Page 8 of 9 Pages)

                 IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

                                                 [STOCKHOLDER]

                                                 --------------------------
                                                 By:   [Name]
                                                 Its:  [Title]

Agreed and Acknowledged:

JACKPOT ENTERPRISES, INC.


------------------------------
By:
Its:


                              (Page 9 of 9 Pages)